[RJR NABISCO HOLDINGS CORP. LETTERHEAD]


                                                                          , 1995
                                                              ------------


To Holders of Series B Depositary Shares:

     RJR Nabisco Holdings Capital Trust I, a newly organized special purpose Delaware statutory business trust (the "Trust"), all of whose common beneficial interests are owned by RJR Nabisco Holdings Corp. ("RJR Nabisco Holdings"), is proposing an exchange offer for up to 49,000,000 of outstanding Series B Depositary Shares each representing 1/1000 of a share of Series B Cumulative Preferred Stock ("Depositary Shares") of RJR Nabisco Holdings. The Trust is
offering (the "Offer") to exchange its    % Trust Originated Preferred
                                       ---
Securities (the "Preferred Securities") for Depositary Shares on the basis of one Preferred Security for each Depositary Share validly tendered and not withdrawn pursuant to the Offer. Depositary Shares not accepted for exchange because of proration or otherwise will be returned. In connection with the
Offer, RJR Nabisco Holdings will deposit in the Trust as trust assets its    %
                                                                          ---
Junior Subordinated Debentures due 2044.

     The Offer is explained in detail in the enclosed Prospectus and Letter of Transmittal. If you want to tender your shares and to participate in the Offer, the instructions for tendering are also set forth in detail in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the Offer. Neither the board of directors of Holdings nor Holdings nor the Trustees nor the Trust makes any recommendation to holders of Depositary Shares as to whether to tender or refrain from tendering in the Offer. Holders of Depositary Shares are urged to consult their financial and tax advisors in making their decisions on what action to take in light of their own particular circumstances.

                                             Very truly yours,

                                             Charles M. Harper
                                             Chairman and Chief
                                               Executive Officer


cc:  First Chicago Trust Company of New York
     Depositary for Series B Cumulative Preferred Stock